EXHIBIT 99.1

Tantech Receives NASDAQ Notification Regarding Minimum Bid Requirements

LISHUI, China, March 31, 2026 – Tantech Holdings Ltd (NASDAQ: TANH) ("Tantech" or the "Company") today announced that on March 26, 2026, it received a letter from The Nasdaq Stock Market LLC ("Nasdaq"), notifying the Company that it is currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2). It resulted from the fact that the closing bid price of the Company's Class A common shares was below $1.00 per share for a period of 30 consecutive business days. This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification. The notification has no immediate effect on the listing of the Company's Class A common shares, which will continue to trade uninterrupted on Nasdaq under the ticker “TANH”.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until September 22, 2026 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company's Class A common shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed. If the Company chooses to implement a reverse stock split, it must complete the split no later than ten business days prior to September 22, 2026 in order to regain compliance.

In the event the Company does not regain compliance by September 22, 2026, the Company may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Company meets these requirements, Nasdaq will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to Nasdaq that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that its securities will be subject to delisting.

The Company is monitoring the trading price of its Class A common shares and evaluating options to regain compliance with the minimum bid price requirement, including by effecting a reverse stock split, if necessary. However, there can be no assurance that the Company will be able to timely regain or maintain compliance with Nasdaq’s continued listing requirement.

About Tantech Holdings Ltd

Tantech is a high-tech enterprise specializing in producing and developing bamboo charcoal-based products. With an established domestic and international sales and distribution network, Tantech has been engaged in the manufacture of bamboo charcoal home products since 2002 and entered the home building materials industry in 2024. The company further strengthened its presence in North America through the establishment of its U.S. subsidiaries beginning in 2022.

Tantech is ISO 90000 and ISO 14000 certified and has received numerous national, provincial, and municipal honors and awards for its products and R&D achievements. For more information, please visit: https://tanhtech.com.

Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning the sales, plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the Company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

Tantech Holdings Ltd

Investor Relations

Tel: +86 (578) 226-2305

ir@tantech.cn